UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
ASIA AUTOMOTIVE ACQUISITION CORPORATION
SEC FILE NUMBER 333-127755
CUSIP NUMBER 04519K101

(Check One )
[X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form 10-D
[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: June 30, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[X] Transition Report on From 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
ASIA AUTOMOTIVE ACQUISITION CORPORATION

Former Name if Applicable  N/A

Address of Principal Executive Office (Street and Number)
199 Pierce Street, Suite 202, Birmingham, Michigan 48009

City, State and Zip Code
BIRMINGHAM MI 48009



PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate) [ ]

(a) The reasons described in reasonable detail in Part III of this from could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

THE OFFICERS AND DIRECTORS OF THE COMPANY ARE OUT OF THE
COUNTRY AND UNAVAILABLE TO GIVE INPUT INTO OR SIGN THE
APPLICABLE FORM 10-KSB


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Name      Rudy Wilson

(Area Code) (Telephone Number)
(248) 593-8330

(2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is not, identify report(s). [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
[ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


ASIA AUTOMOTIVE ACQUISITION CORPORATION

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   8-14-2007

By: /s/ William R. Herren
        William R. Herren
        Chairman
        (Principal Executive Officer)



By: /s/ Rudy Wilson
        Rudy Wilson
        Chief Executive Officer
        (Principal Executive Officer)